Exhibit 1.01 - Conflict Minerals Report

This is the Conflict Minerals Report of Winnebago Industries, Inc. (“Winnebago Industries”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Winnebago Industries, a manufacturer of recreational vehicles has determined that its products were manufactured with tin, tantalum, tungsten, and gold which were necessary to the functionality of such products. In accordance with the rules, Winnebago Industries performed due diligence to determine the conflict minerals status of the necessary conflict minerals used in its product manufacturing, this due diligence is noted below.

Part I. Due Diligence:

Winnebago Industries has reviewed their suppliers and sourcing decisions and integrated into their management programs the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. Specific details on the due diligence framework and compliance efforts are listed below.

1.	Establish strong company management systems:

In accordance with the execution of this rule, Winnebago Industries has concluded in good faith that,

a)	We have clearly communicated to all suppliers our efforts to comply with Rule 13p-1.

b)
We have structured compliance efforts internally to support supply chain due diligence. Winnebago Industries has developed a team responsible for the conflict minerals program. The team reports to the Director of Purchasing and CFO.

c)
We have established a system of controls and supply chain transparency through the adoption and use of due diligence tools created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI). This included the use the Conflict Minerals Reporting Template (CMRT), a supply-chain survey.

d)
We have conducted a supply-chain survey, which requested suppliers to identify smelters and refiners, using the CMRT. As a downstream manufacturer, we rely on our vendors to provide the origins of all of our conflict minerals, including the location of the smelter, mine, or transit route of the minerals.

e)
When applicable, we compared smelters and refiners identified by the supply-chain survey against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP) or other independent third-party smelter audit program.

2.	Identify and assess risk in the supply chain:

We identified risks at the product level and determined that all products we produce contained conflict minerals necessary to the functionality of the product. As we progress, we expect that transparency in our supply chain will increase and that will allow for better risk assessment at more detailed levels of our supply chain.

Based on the assessed risks, Winnebago Industries performed a reasonable country of origin inquiry (RCOI) over all tier one suppliers to identify the smelters/refiners of conflict minerals.

3. Design and implement a strategy to respond to identified risks:

Our RCOI strategy was reasonably designed and implemented to determine the existence and source of conflict minerals in Winnebago Industries’ supply chain, including recycled or scrap materials. We utilized the EICC/GeSI template for our RCOI, but comparable forms of documentation were also accepted. We conducted our effort to send surveys in good faith, utilizing three rounds of communications with our suppliers through February 2014. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Democratic Republic of the Congo or an Adjoining Country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. Additionally, we compared the listing of smelters and refiners per the vendor survey to the Conflict Free Sourcing Initiative’s Conflict Free Smelter and Refiner lists.

Based on the surveys provided and notifications that our suppliers’ diligence efforts were incomplete, we do not have sufficient information to conclusively determine who the smelters/refiners were, what facilities were used to process conflict minerals, or what the country of origin of the conflict minerals was. Our efforts to determine mine or location of origin and future due diligence activities will continue to be assessed and improved. Results of supply chain diligence were tracked and reported to senior management during periodic status meetings. Final determinations were reviewed to support due diligence conclusions.

4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

We support the industry associations which administer independent third-party smelter audit programs.

5. Report on supply chain due diligence:

We have developed and communicated a company policy. Management’s conflict minerals compliance results have been reported. Additionally, we have responded to customer inquiries for information when requested.

Part II. Product Description:

All products manufactured by Winnebago Industries are deemed to contain conflict minerals necessary to the product’s functionality. There are two distinct product lines manufactured by Winnebago Industries. Products included in the Motorized category include motorhomes, touring coaches, and midsized buses. Products included in the Towables category include travel trailers and fifth wheel trailers. We do not currently have sufficient information to disclose the facilities used to process the associated minerals or the country of origin and whether or not our sourcing funded any conflict.

As a result of the above determination, this report was not subjected to an independent private sector audit as allowed under Rule 13p-1.

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